Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191049

STEADFAST APARTMENT REIT, INC.
SUPPLEMENT NO. 16 DATED APRIL 6, 2015
TO THE PROSPECTUS DATED APRIL 15, 2014
This document supplements, and should be read in conjunction with, our prospectus dated April 15, 2014, as supplemented by Supplement No. 13 dated January 15, 2015, Supplement No. 14 dated February 27, 2015 and Supplement No. 15 dated March 17, 2015, relating to our offering of up to $1,100,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 16 shall have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 16 is to disclose:

•	the status of our public offering; and
•	our recent property acquisitions.
Status of Our Public Offering
 We commenced our initial public offering of up to $1,100,000,000 in shares of our common stock on December 30, 2013. As of March 31, 2015, we had received and accepted investors’ subscriptions for and issued 15,969,813 shares of our common stock in our public offering, resulting in gross offering proceeds of $238,293,071.
As of March 31, 2015, 50,824,703 shares of our common stock remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares of our common stock in our initial public offering until the earlier of December 30, 2015, unless extended, or the date on which the maximum offering amount has been sold.
Our Recent Property Acquisitions
As described in greater detail below, we recently acquired in three separate transactions Eagle Lake Landing Apartments, a multifamily community located in Speedway, Indiana, Watermark at Cumberland, a multifamily community located in Fishers, Indiana, and Randall Highlands Apartments, a multifamily community located in North Aurora, Illinois. With the acquisition of these properties, we have invested over $430 million in twelve properties in seven states with 3,794 apartment homes. Our first seven properties were acquired in 2014 and we have purchased five properties to date in 2015.
Acquisition of Eagle Lake Landing Apartments
On March 27, 2015, we acquired from a third-party seller a fee simple interest in a 277-unit residential property located in Speedway, Indiana, commonly known as Eagle Lake Landing Apartments, or the Eagle Lake property, through STAR Eagle Lake, LLC, or STAR Eagle Lake, a wholly-owned subsidiary of our operating partnership.  STAR Eagle Lake acquired the Eagle Lake property for an aggregate purchase price of $19,200,000, excluding closing costs. STAR Eagle Lake funded the payment of the purchase price for the Eagle Lake property with the proceeds from our ongoing public offering.
An acquisition fee of approximately $193,000 was earned by our advisor in connection with the acquisition of the Eagle Lake property, which acquisition fee is expected to be paid to our advisor subject to the terms of our advisory agreement with our advisor.

The Eagle Lake property is a 277-unit residential community constructed on an approximately 21-acre site in 1976 and fully renovated in 2011. The Eagle Lake property is comprised of nine three-story garden-style apartment buildings and a leasing office/clubhouse. The apartments at the Eagle Lake property consist of a mix of one, two and three bedroom units averaging 1,075 square feet per unit. Average in-place monthly rent at the Eagle Lake property was approximately $806 as of March 26, 2015. Unit amenities at the Eagle Lake property include balconies and/or patios, washers and dryers, extra storage and stainless steel sink and plumbing fixtures. In addition, select units have master suites. Property amenities at the Eagle Lake property include a clubhouse, a fitness center, a business center, a swimming pool and sun deck, an outdoor playground, a tanning bed, attached garages, a lake with fishing and community deck and a picnic area with grills. Occupancy at the Eagle Lake property was approximately 95% as of March 26, 2015. We have engaged Steadfast Management Company, Inc., or SMC, to serve as the property manager and Pacific Coast Land & Construction, Inc., or PCL, to serve as the construction manager for the Eagle Lake property.
Acquisition of Watermark at Cumberland
On March 30, 2015, we acquired from a third-party seller a fee simple interest in a 220-unit residential property located in Fishers, Indiana, commonly known as Watermark at Cumberland, or the Cumberland property, through STAR Cumberland, LLC, or STAR Cumberland, a wholly-owned subsidiary of our operating partnership. STAR Cumberland acquired the Cumberland property for an aggregate purchase price of $29,500,000, excluding closing costs. STAR Cumberland funded the payment of the purchase price for the Cumberland property with the proceeds from our ongoing public offering. We initiated the process to re-name the Cumberland property to “Reveal on Cumberland.”
An acquisition fee of approximately $296,000 was earned by our advisor in connection with the acquisition of the Cumberland property, which acquisition fee is expected to be paid to our advisor subject to the terms of our advisory agreement with our advisor.
The Cumberland property is a 220-unit residential community constructed on an approximately 8-acre site in 2014 and is comprised of three three-story garden-style apartment buildings, a leasing office/clubhouse and six detached garage buildings. The apartments at the Cumberland property consist of a mix of one, two and three bedroom units averaging 1,014 square feet per unit. Average in-place monthly rent at the Cumberland property was approximately $1,095 as of March 30, 2015. Unit amenities at the Cumberland property include gourmet bar kitchens with pendant lighting, granite counter tops, vinyl plank wood flooring, designer light fixtures, washers and dryers, built-in microwaves, nine-foot ceilings, walk-in closets, private balconies and patios and garden soaking tubs. Property amenities at the Cumberland property include detached garages, a full service clubhouse, a 24-hour fitness center, poolside gas grills and an outdoor television lounge, a pet park, a resort style swimming pool with hot tub and cabanas, a game room with shuffleboard, elevator access and valet trash service. Occupancy at the Cumberland property was approximately 76% as of March 30, 2015. We have engaged SMC to serve as the property manager and PCL to serve as the construction manager for the Cumberland property.

Acquisition of Randall Highlands Apartments
On March 31, 2015, we acquired from a third-party seller a fee simple interest in a 146-unit residential property located in North Aurora, Illinois, commonly known as Randall Highlands Apartments, or the Randall property, through STAR Randall Highlands, LLC, or STAR Randall, a wholly-owned subsidiary of our operating partnership. STAR Randall acquired the Randall property for an aggregate purchase price of $32,115,000, excluding closing costs. STAR Randall financed the payment of the purchase price for the Randall property with a combination of: (1) proceeds from our ongoing public offering and (2) a loan in the aggregate principal amount of $22,480,500 from Berkadia Commercial Mortgage LLC, pursuant to the requirements of the Fannie Mae Multifamily Delegated Underwriting and Services Loan Program.
An acquisition fee of approximately $324,000 was earned by our advisor in connection with the acquisition of the Randall property, which acquisition fee is expected to be paid to our advisor subject to the terms of our advisory agreement with our advisor. A financing coordination fee of approximately $224,805 was earned by our advisor in connection with the financing of the Randall property.
The Randall property is a 146-unit residential community constructed on an approximately 38-acre site between 2013 and 2014 and is comprised of 29 two-story townhome style buildings and a leasing office/clubhouse. The apartments at the Randall property consist of a mix of two and three bedroom units averaging 1,469 square feet per unit. Average in-place monthly rent at the Randall property was approximately $1,764 as of March 30, 2015. Unit amenities at the Randall property include nine-foot ceilings, private entryways, balconies and patios, attached two-car garages, washer and dryers, extra storage, stainless steel appliances and granite counter tops. Property amenities at the Randall property include a clubhouse, a 24-hour fitness center, a business center, a zero-depth entry pool with sun deck, a game room with shuffle board and a poker table, a fire pit and patio, locker rooms and pet care stations. Occupancy at the Randall property was approximately 93.8% as of March 30, 2015. We have engaged SMC to serve as the property manager and PCL to serve as the construction manager for the Randall property.

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